Room 4561

April 6, 2006

Mr. Csaba Toro
Chief Executive Officer
EuroWeb International Corp.
1138 Budapest
Váci út 141.
Hungary

Re: EuroWeb International Corp.
Revised Schedule 14A filed March 31, 2006
File No. 0-12000

Dear Mr. Toro:

        We have reviewed your revised filing and response letter dated March 31, 2006 and have the following comments.

<u>Revised Preliminary Proxy Statement on Schedule 14A</u>

1.   Please reconcile the "Total assets of discontinued operations" and "Total liabilities of discontinued operations" as reflected on your December 31, 2005 audited consolidated balance sheet to the total assets and total liabilities as disclosed in Euroweb Romania and Euroweb Hungary's unaudited consolidated balance sheets.

2.   Please reconcile the income (loss) from discontinued Hungarian operations and the income from discontinued Romanian operations as reflected in the table in Note 9 to the net income (loss) as reflected in the unaudited consolidated statements of operations for each of the entities held for sale.

3.   We note that at September 30, 2005, prior to the acquisition of Navigator Informatika, you had a goodwill balance of $5,806,181. We further note based on your disclosures in Note 8 to your December 31, 2005 financial statements that the entire amount of goodwill at December 31, 2005 of $8,150,672 is attributable to the Navigator Informatika acquisition. Tell us how you accounted for the $5,806,181 of goodwill that existed prior to such acquisition.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Kathy Collins at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. You may contact Daniel Lee at (202) 551-3477, or Anne Nguyen, Special Counsel, at (202) 551-3611, with any other questions. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile
       Thomas A. Rose, Esq.
       Stephen Fleming, Esq.
       Sichenzia Ross Friedman Ference LLP
       1065 Avenue of the Americas
       New York, New York 10018
       Telephone: (212) 930-9700
       Facsimile: (212) 930-9725